Mail Stop 6010   April 22, 2008

<u>Via U.S. Mail and facsimile at (513) 579-6457</u>

Marc Weiss, Esq.
Keating Muething & Klekamp
One East Fourth Street
Suite 1400
Cincinnati, Ohio 45202

      Re: **TLC Vision Corporation**
              Revised Preliminary Proxy Statement on Schedule 14A filed April 18, 2008
              Soliciting Material Pursuant to Rule 14a-12 filed on April 14, 2008
              Filed by Stephen N. Joffe, Michael R. Henderson and Cathy Willis (the
                  "Joffe Group")
              File No. 000-29302

Dear Mr. Weiss:

      We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone number listed at the end of this letter.

<u>Schedule 14A</u>

<u>Proposal No. 2, page 11</u>

1.   In the interest of balanced disclosure, revise the discussion regarding the impact of rights plans on share values to discuss the potential advantages such plans could have on takeover terms or share values. Refer to Release No. 34-15230.

2.   Revise to indicate that commentators and corporate governance experts disagree on the propriety and utility of poison pills.

Soliciting Material Pursuant to Rule 14a-12

3.   We refer to our prior comment 6 and reissue that comment. Avoid issuing statements in your press releases and soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. The following statements are examples of those that are inappropriate:

- "Their refusal to cooperate reflects the insular attitude that has come to characterize this company's Board of Directors and top management."

- "TLC Vision's unwillingness to facilitate free and open communication among their shareholders - to do what is right legally and ethically - only reinforces the need for shareholders to support new voices on the Board to protect their interests."

*   *   *

Closing Comments

To the extent appropriate, please amend the Schedule 14A in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. The Joffe Group may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with their amendment that keys their responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing their amendment and responses to our comments.

Please contact Sonia Barros at 202-551-3655 or me at 202-551-3266 with any other questions.

Sincerely,

Nicholas Panos
Senior Special Counsel
Office of Mergers & Acquisitions